UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

AUGUST 4, 2011

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement
Interim financial report for the period 1 January 2011 to 30 June 2011

4 August 2011

Novo Nordisk increased operating profit by 13% in the first six months of 2011

Sales growth of 11% in local currencies driven by Victoza®, NovoRapid® and Levemir®

•	Sales increased by 11% in local currencies and by 9% in Danish kroner.
	o	Sales of modern insulins increased by 10% (8% in Danish kroner).
	o	Victoza® sales of DKK 2,348 million (growth of 253% in Danish kroner).
	o	Sales of NovoSeven® increased by 5% (3% in Danish kroner).
	o	Sales in North America increased by 15% (9% in Danish kroner).
	o	Sales in Region China increased by 22% (20% in Danish kroner).
•	Gross margin improved by 0.3 percentage points in local currencies, reflecting a favourable product mix development due to increased sales of modern insulin versus lower human insulin sales. Measured in Danish kroner, the gross margin declined slightly with 0.1 percentage point to 80.4%.

•	Reported operating profit increased by 13% to DKK 10,683 million. In local currencies, operating profit increased by approximately 17%.
•	Net profit increased by 19% to DKK 8,207 million. Earnings per share (diluted) increased by 23% to DKK 14.27.
•	Significant progress has been achieved for the clinical development pipeline. Phase 3a programmes have been initiated for the following three product candidates: a fixed-ratio insulin/GLP-1 combination for type 2 diabetes, a fast-acting recombinant factor VIIa analogue for haemophilia patients with inhibitors, and a long-acting recombinant factor IX for haemophilia B. Further, two phase 3a trials investigating liraglutide for obesity have been initiated.

•	The outlook for 2011 has improved: sales growth measured in local currencies is now expected to be 9–11% (previously 8-10%), and operating profit growth measured in local currencies is now expected to be 15-19% (previously around 15%).

Lars Rebien Sørensen, president and CEO: “We are satisfied with the results of the first six months with 11% underlying sales growth driven by Victoza® and our modern insulins. This leads us to raise the outlook for the full year results.”

Company Announcement no 46 / 2011	Page 1 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Consolidated financial statement for the first six months of 2011

The present unaudited interim financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2010 of Novo Nordisk. Furthermore, the interim financial report and Management’s review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) endorsed by the EU effective for the accounting period beginning on 1 January 2011. These IFRSs have not had any significant impact on the Group’s interim financial report.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

			% change
			H1 2010
Profit and loss	H1 2011	H1 2010	to H1 2011

Sales	31,694	29,068	9%

Gross profit	25,478	23,409	9%
Gross margin	80.4%	80.5%

Sales and distribution costs	8,893	8,348	7%
Percent of sales	28.1%	28.7%

Research and development costs	4,613	4,565	1%
Percent of sales	14.6%	15.7%

Administrative expenses	1,534	1,456	5%
Percent of sales	4.8%	5.0%

Licence fees and other operating income	245	383	(36%)

Operating profit	10,683	9,423	13%
Operating margin	33.7%	32.4%

Net financials	(25)	(498)	(95%)
Profit before income tax	10,658	8,925	19%

Net profit	8,207	6,872	19%
Net profit margin	25.9%	23.6%

Other key numbers

Depreciation, amortisation and impairment losses	1,430	1,176	22%
Capital expenditure	1,176	1,412	(17%)

Cash flow from operating activities	9,639	8,456	14%
Free cash flow	8,295	6,853	21%

Total assets	61,528	57,048	8%
Equity	36,966	33,635	10%
Equity ratio	60.1%	59.0%

Average number of shares outstanding (million) – diluted	575.3	591.0	(3%)
Diluted earnings per share / ADR (in DKK)	14.27	11.63	23%

Full-time employees at the end of the period	31,549	29,364	7%

Company Announcement no 46 / 2011	Page 2 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Sales development
Sales increased by 11% measured in local currencies and by 9% in Danish kroner during the first six months of 2011 compared to the same period last year. All regions contributed to growth; North America was the main contributor with 51% share of growth measured in local currencies, followed by International Operations and Region China, contributing 22% and 14%, respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from Victoza® and the modern insulins. Sales growth in the first six months of 2011 was reduced by approximately three percentage points due to healthcare reforms in the US, several European markets and Turkey.

	Sales H1 2011 DKK million	Growth as reported		Growth in local currencies		Share of growth in local currencies
The diabetes care segment
Modern insulins	13,677	8%		10%		41%
– NovoRapid®	6,033	7%		9%		16%
– NovoMix®	4,005	8%		9%		11%
– Levemir®	3,639	11%		14%		14%
Human insulins	5,297	(10%	)	(9%	)	(17%	)
Protein-related products	1,166	7%		8%		3%
Victoza®	2,348	253%		263%		55%
Oral antidiabetic products	1,364	1%		5%		2%
Diabetes care total	23,852	10%		12%		84%

The biopharmaceuticals segment
NovoSeven®	4,172	3%		5%		7%
Norditropin®	2,432	4%		4%		3%
Other products	1,238	19%		20%		6%
Biopharmaceuticals total	7,842	5%		7%		16%

Total sales	31,694	9%		11%		100%

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) volume data from May 2011 provided by the independent data provider IMS Health.

Diabetes care sales development
Sales of diabetes care products increased by 12% measured in local currencies and by 10% in Danish kroner to DKK 23,852 million compared to the first six months of 2010. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 24% compared to 23% in the first six months of 2010.

Modern insulins, human insulins and protein-related products
In the first six months of 2011, sales of modern insulins, human insulins and protein-related products increased by 4% measured in local currencies and by 3% in Danish kroner to DKK 20,140 million compared to the first six months of 2010, driven by North America, International Operations and Region China. Sales growth for the global insulin franchise was in the first six months of 2011 negatively impacted by healthcare reforms and a decline in human insulin sales especially in Europe and North America.

Company Announcement no 46 / 2011	Page 3 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Sales of modern insulins increased by 10% in local currencies and by 8% in Danish kroner to DKK 13,677 million compared to the first six months of 2010, reflecting steady organic sales growth. North America, International Operations and Region China were the main contributors to the growth. Sales of modern insulin now constitute more than 72% of Novo Nordisk’s sales of insulin.

Insulin market shares (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of modern insulin market

	May 2011	May 2010	May 2011	May 2010
Global	51%	51%	46%	46%
USA	41%	42%	37%	36%
Europe	52%	54%	50%	51%
International Operations	59%	59%	56%	56%
Japan	61%	65%	55%	57%
China*	63%	63%	68%	70%
Source: IMS, May 2011 data. *: Data for mainland China, excluding Hong Kong and Taiwan

North America
Sales of modern insulins, human insulins and protein-related products in North America increased by 6% in local currencies and were unchanged measured in Danish kroner in the first six months of 2011. This reflects continued solid sales performance of especially NovoRapid® and Levemir® offset by a decline in human insulin sales and an approximate 6 percentage points negative impact of the US healthcare reform adopted in March 2010. Currently, around 44% of Novo Nordisk’s modern insulin volume in the US is being sold in the prefilled device FlexPen® compared to around 41% for the same period last year.

Europe
Sales in Europe decreased by 2% in local currencies and by 1% measured in Danish kroner in the first six months of 2011. The insulin volume market growth in Europe is currently low, ie below 3%, and Novo Nordisk insulin sales are negatively impacted by market share losses, especially in the UK, and the healthcare reforms implemented during 2010. The penetration of the modern insulin portfolio continues and, consequently, human insulin sales are declining. Currently, around 96% of Novo Nordisk’s insulin volume in Europe is being sold in devices.

International Operations
Sales in International Operations increased by 11% in local currencies and by 8% in Danish kroner in the first six months of 2011. The sales growth in the first six months of 2011 is driven by modern insulins whereas human insulin sales are unchanged compared to the first six months of 2010. Currently, around 57% of Novo Nordisk’s insulin volume in International Operations non-tender markets is being sold in devices.

Region China
Sales in Region China increased by 17% in local currencies and by 15% in Danish kroner in the first six months of 2011. The main contributor to growth was sales of modern insulin with the entire portfolio growing strongly while sales of human insulin continue to add to overall growth in the region. Currently, around 96% of Novo Nordisk’s insulin volume in China is being sold in devices.

Japan & Korea
Sales in Japan & Korea decreased by 2% in local currencies and increased by 3% measured in Danish kroner in the first six months of 2011. The sales development reflects sales growth for all three modern insulins, Levemir®, NovoRapid® and NovoRapid Mix® 30, being offset by a decline in human insulin sales. The device penetration in Japan remains high with

Company Announcement no 46 / 2011	Page 4 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

approximately 98% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®. The sales impact in the first half of 2011 of the earthquake on 11 March 2011 in Japan is estimated to have been neutral with an immediate supply chain stocking in March being followed by normalisation of inventory levels in the second quarter of 2011.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales reached DKK 2,348 million during the first six months of 2011 reflecting solid market performance in both the US and Europe. Victoza® has now reached a global value market share of 47% in the GLP-1 segment primarily driven by a value market share of 41% in the US and 59% in Europe.

The launch of Victoza® has accelerated the growth of the overall GLP-1 market value: The MAT value of the global GLP-1 market has grown 62% during the last 12 months, compared to 15% growth during the preceding 12 months. The global roll-out of Victoza® continues and is now launched in 36 countries, now including Brazil, Philippines, Singapore and Slovenia.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
In the first six months of 2011, sales of oral antidiabetic products increased by 5% measured in local currencies and by 1% in Danish kroner to DKK 1,364 million compared to the first six months of 2010. The sales development primarily reflects continued sales growth in China being offset by lower sales in Europe due to generic competition in several European markets.

Biopharmaceuticals sales development
In the first six months of 2011, sales of biopharmaceutical products increased by 7% measured in local currencies and by 5% measured in Danish kroner to DKK 7,842 million compared to the first six months of 2010 with all regions contributing to the growth.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 5% in local currencies and by 3% in Danish kroner to DKK 4,172 million compared to the first six months of 2010. Sales growth for NovoSeven® was primarily driven by International Operations and Europe. Sales in North America declined slightly compared to the first six months of 2010 due to market dynamics and the impact of the US healthcare reform.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 4% measured in local currencies and by 4% measured in Danish kroner to DKK 2,432 million compared to the first six months of 2010. The sales growth was driven by International Operations and Japan & Korea. Novo Nordisk is the second-largest company in the global growth hormone market with a 24% market share measured in volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 20% measured in local currencies and by 19% in Danish kroner to DKK 1,238 million compared to the first six months of 2010. This development primarily reflects continued sales progress for Vagifem® 10 mcg being partly offset by the impact from generic competition to Activella® in the US.

Company Announcement no 46 / 2011	Page 5 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Development in costs
The cost of goods sold grew 10% to DKK 6,216 million in the first six months of 2011. The gross margin measured in local currencies increased 0.3 percentage points in the first six months of 2011. This primarily reflects a product mix impact with the upgrade from human insulins to modern insulins. Reported gross margin was 80.4% compared to 80.5% for the same period last year due to negative currency impact of 0.4 percentage points.

In the first six months of 2011, total non-production-related costs increased by 6% in local currencies and by 5% in Danish kroner to DKK 15,040 million compared to the first six months of 2010.

Sales and distribution costs increased by 7% to DKK 8,893 million primarily as a result of the expanded field sales forces in the US and China.

Research and development costs increased by 1% to DKK 4,613 million in the first six months of 2011. Compared to the same period last year, this primarily reflects expanding research activities and initiation of pivotal trials offset by the completion of the phase 3a programme for Degludec and DegludecPlus.

Licence fees and other operating income constituted DKK 245 million in the first six months of 2011 compared to DKK 383 million in the first six months of 2010. This development is primarily due to a non-recurring income related to a patent settlement during the first quarter of 2010.

Net financials
Net financials showed a net expense of DKK 25 million in the first six months of 2011 compared to a net expense of DKK 498 million in the first six months of 2010.

For the first six months of 2011, the foreign exchange result was an income of DKK 32 million compared to an expense of DKK 460 million in the first six months of 2010. The foreign exchange gain in the first six months of 2011 reflects gains on foreign exchange hedging contracts in US dollars due to the depreciation of US dollars versus the Danish kroner in 2011 compared to the exchange rate level prevailing in 2010. This positive effect is partly offset by losses on foreign exchange hedging contracts in Japanese yen due to the appreciation versus the Danish kroner in 2011 compared to the exchange rate level prevailing in 2010. Further, the foreign exchange result is negatively affected by losses on commercial balances primarily in non-hedged currencies.

As of 30 June 2011, foreign exchange hedging gains of around DKK 700 million have been deferred for future income recognition in 2011 and 2012.

In the first six months of 2010, the result from associated companies was included in net financials with an income of DKK 61 million. After the divestment of shares in ZymoGenetics Inc. and transfer of Innate Pharma S.A. to ‘Other non-current financial assets’ in the fourth quarter of 2010, the result from investments in associated companies has declined to DKK 0.

Key developments in the second quarter of 2011
Please refer to appendix 1 for an overview of the quarterly numbers in DKK.

Company Announcement no 46 / 2011	Page 6 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

The sales in the second quarter of 2011 increased by 11% in local currencies and by 4% in Danish kroner to DKK 16,001 million compared to the same period in 2010. The growth is primarily driven by Victoza® and modern insulins offset by a decline in human insulin sales. North America, International Operations and Region China all exhibit double-digit growth and represent the majority of the sales increase. Victoza® sales growth rate in the second quarter of 2011 in North America also reflects the lower sales in the second quarter of 2010 following the initial supply chain filling in the first quarter of 2010.

The gross margin measured in local currencies increased 0.3 percentage points in the second quarter of 2011 compared to the same period last year primarily caused by a positive product mix impact.

Sales and distribution costs increased by 6% for the second quarter of 2011 compared to the same period last year, primarily driven by expanded field forces in the US and China. The US settlements announced 10 June 2011, and summarised in ‘Legal update’, did not significantly impact costs in the second quarter of 2011.

Research and development costs decreased by 5% in the second quarter of 2011 compared to the same period last year due to the completion of Degludec and DegludecPlus phase 3a trials. The development costs in the second quarter of 2011 include non-recurring impairment charges related to tangible and intangible assets.

Reported operating profit increased by 4% in the second quarter of 2011 compared to the same period last year, and by 15% in local currencies. This primarily reflects the steady operating performance countered by a negative currency impact.

Outlook 2011
The current expectations for 2011 are summarised in the table below:

Expectations are as reported, if not	Current expectations	Previous expectations
otherwise stated	4 August 2011	28 April 2011

Sales growth
- in local currencies	9-11%	8–10%
- as reported	Around 3 percentage points lower	Around 4 percentage points
lower

Operating profit growth
- in local currencies	15-19% Around 5.5 percentage points	Around 15% Around 7.5 percentage points
- as reported	lower	lower

Net financials	Income of around DKK 150 million	Income of around DKK 500 million

Effective tax rate	Around 23%	Around 23%

Capital expenditure	Around DKK 3.5 billion	Around DKK 3.5 billion

Depreciation, amortisation and impairment losses	Around DKK 2.7 billion	Around DKK 2.7 billion

Free cash flow	More than DKK 16 billion	More than DKK 16 billion

Novo Nordisk now expects sales growth in 2011 of 9-11% measured in local currencies. This is based on expectations for continued market penetration of Novo Nordisk’s key products, as well as expectations for continued intense competition, generic competition to oral antidiabetic products, and negative impact from the implementation of healthcare reforms primarily in the US and Europe. Given the current level of exchange rates versus Danish kroner, the reported

Company Announcement no 46 / 2011	Page 7 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

sales growth is now expected to be around 3 percentage points lower than growth measured in local currencies.

For 2011, growth in operating profit is now expected to be 15-19% measured in local currencies. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is now expected to be around 5.5 percentage points lower than growth measured in local currencies.

For 2011, Novo Nordisk now expects a net financial income of around DKK 150 million. The current expectation reflects currency hedging contract gains, primarily related to the US dollar.

The effective tax rate for 2011 is still expected to be around 23%.

Capital expenditure is still expected to be around DKK 3.5 billion in 2011, primarily related to investments in the new insulin formulation and filling plant in China and a new prefilled device production facility in Denmark. Expectations for depreciation, amortisation and impairment losses are still around DKK 2.7 billion and free cash flow is still expected to be more than DKK 16 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during the remainder of 2011 and that exchange rates, especially the US dollar, will remain at the current level versus the Danish krone during the remainder of 2011. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing	Annual impact on Novo Nordisk’s	Hedging period
currencies	operating profit of a 5%	(months)
	movement in currency
USD	DKK 700 million	14
JPY	DKK 155 million	13
CNY	DKK 120 million	12*
GBP	DKK 85 million	11
* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Research and development update

Diabetes care: Insulin and GLP-1
American Diabetes Association (ADA) meeting 24-28 June 2011 in San Diego, USA
At the annual meeting of the American Diabetes Association (ADA) held in San Diego, Novo Nordisk presented the results from the company’s broad diabetes research and development activities including 58 abstracts, 38 posters, and three oral presentations.

Key presentations included detailed results of two 52-weeks basal-bolus studies comparing the ultra-long acting basal insulin Degludec with insulin glargine in people with type 1 and type 2 diabetes. Both studies had previously been announced in headline form in December 2010,

Company Announcement no 46 / 2011	Page 8 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

and the detailed presentations showed Degludec’s ability to control blood sugar levels with a statistically significant lower risk of nocturnal hypoglycaemia.

Further, poster presentations - including details of clinical clamp studies comparing Degludec and insulin glargine - showed that Degludec has a half-life twice as long as insulin glargine and a consistently lower within-patient variability when compared to insulin glargine.

EU approval for FlexTouch® - a new prefilled insulin pen
As published on 14 July 2011, Novo Nordisk has been granted approval by the European Commission for the new prefilled insulin pen – FlexTouch®. The approval covers FlexTouch® with the insulins NovoRapid® and Levemir®. The ergonomic pen offers patients a number of innovative features; eg the actual drug injection is based on a new mechanism that requires a very low force to inject the insulin, and the pen gives an audible click when the insulin dose has been injected. The device has now also been submitted for marketing authorisation with the insulins NovoLog® and Levemir® in the US.

Phase 3a for IDegLira, the fixed-ratio Degludec-liraglutide combination, initiated
In May 2011, Novo Nordisk initiated the first of two phase 3a trials for IDegLira, the fixed-ratio combination of Degludec and liraglutide, a potential first-in-class product combining a basal insulin and a long-acting GLP-1 product. The trial is expected to randomise 1,660 participants with type 2 diabetes in a 26-weeks trial to three separate treatment-arms comparing IDegLira, Degludec and Victoza® as stand-alone therapies.

Two phase 3a trials to support regulatory filing for the use of liraglutide in obesity initiated
Two phase 3a trials investigating the use of liraglutide in obesity were initiated in June 2011. Around 4,400 subjects are expected to be enrolled in these 56-weeks treatment trials. As communicated in October 2010, the first of the phase 3a trials, a 56-weeks maintenance trial investigated prevention of weight regain and demonstrated weight loss of 6.1% above placebo (after an initial 5% diet-related weight loss, ie in total 12 kg after one year) in the 422 randomised, obese, non-diabetic participants.

Biopharmaceuticals: Haemostasis
Phase 3a for a fast-acting rFVIIa, vatreptacog alfa, initiated
In July 2011 Novo Nordisk initiated the pivotal phase 3a trial for vatreptacog alfa (formerly referred to as NN1731), a fast-acting bypassing agent. The trial will investigate efficacy and safety of home-treatment of acute bleeding episodes for vatreptacog alfa in 60 patients with congenital haemophilia and inhibitors. Hereby, Novo Nordisk now has ongoing phase 3a trials in all major haemophilia segments: haemophilia A, haemophilia B, and haemophilia with inhibitors.

Phase 1 trial results for a long-acting rFVIII, N8-GP
Novo Nordisk has successfully concluded a phase 1 study with a long-acting recombinant factor VIII compound, N8-GP, for treatment of people with haemophilia A. The study showed that the compound was well tolerated, with a half-life potentially enabling less frequent administration than currently available treatment options. Pending discussions with regulatory authorities, Novo Nordisk expects to initiate a phase 3 trial programme in 2012.

Biopharmaceuticals: Inflammation
Anti-NKG2a (NN8765-3658) for rheumatoid arthritis enters clinical development
In May 2011 Novo Nordisk initiated a phase 1 clinical trial with anti-NKG2a for rheumatoid arthritis. The trial is expected to enrol 52 patients.

Company Announcement no 46 / 2011	Page 9 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Sustainability update
The total number of full-time employees was 31,549 as of 30 June 2011 compared to 29,364 as of 30 June 2010. New hiring was led by expansion in China, the US and countries in the International Operations region.

Novo Nordisk has launched the IMPACT project in France in May to test the effect of a targeted community information campaign towards 900 women with gestational diabetes to prevent them and their children from getting diabetes later in life. Novo Nordisk’s gestational diabetes screening, detection and management programme, Changing Diabetes in Pregnancy, also includes local public-private partnerships in India, Colombia and Nicaragua to identify cost-effective ways of reducing the burden of diabetes-related diseases.

Equity
Total equity was DKK 36,966 million at the end of the first six months of 2011, equivalent to 60.1% of total assets, compared to 59.0% at the end of the first six months of 2010. Please refer to appendix 5 for further elaboration of changes in equity during the first six months of 2011.

Reduction of share capital
The Annual General Meeting of Novo Nordisk A/S, which was held on 23 March 2011, approved a 3.3% reduction in the total share capital by cancellation of 20,000,000 treasury B shares of DKK 1 at a nominal value of DKK 20,000,000. The reduction was executed on 2 May 2011, and Novo Nordisk’s share capital now amounts to DKK 580,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 472,512,800.

Treasury shares and 2011 share repurchase programme
On 28 April 2011, Novo Nordisk announced a DKK 2 billion share repurchase programme as part of an overall DKK 10 billion share repurchase programme for 2011. The purpose of the programme is a reduction of the company’s share capital. Under the programme Novo Nordisk repurchased B shares for an amount of DKK 2.0 billion in the period from 28 April 2011 to 2 August 2011. The programme was concluded on 2 August 2011. Novo Nordisk has now repurchased 6,172,053 shares corresponding to a total value of DKK 4.0 billion as part of the overall DKK 10 billion share repurchase programme for 2011.

As per 2 August 2011, Novo Nordisk A/S and its wholly-owned affiliates owned 13,343,054 of its own B shares, corresponding to 2.3% of the total share capital.

Legal update
As of 2 August 2011, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 49 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Furthermore, 72 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Currently, Novo Nordisk does not have any trials scheduled in 2011. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk's financial position.

Company Announcement no 46 / 2011	Page 10 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

As previously announced, Novo Nordisk is involved in an ongoing patent infringement dispute with Caraco Pharmaceutical Laboratories, Ltd. (Caraco) regarding Caraco’s application to market a generic version of Prandin® (repaglinide) in the US and the use of repaglinide in combination with metformin. In January 2011, a US District Court ruled that Novo Nordisk’s US Patent No. 6,677,358, which covers the combination use of repaglinide and metformin for the treatment of type 2 diabetes, was invalid and unenforceable. Novo Nordisk appealed that ruling on 26 January 2011, which is now pending before the Court of Appeals for the Federal Circuit (CAFC).

Meanwhile, Caraco petitioned the US Supreme Court to review an earlier CAFC decision allowing Novo Nordisk to retain its current FDA use code. If Novo Nordisk’s current Use Code stands, Caraco will be unable to carve-out the the repaglinide-metformin combination information from the approved label. Caraco has conceded infringement if the combined use is included in its label (pursuant to a stipulation between the parties). On 27 June 2011, the Supreme Court announced that it will review the CAFC use code decision. A hearing date has not been set for the Supreme Court appeal, but a decision is expected in the first half of 2012. The CAFC appeal on the validity and enforceability of the patent will resume following the outcome of the Supreme Court appeal.

As announced on 10 June 2011, Novo Nordisk reached an agreement with the US Department of Justice and two individuals to settle an investigation and civil lawsuit related to alleged improper marketing practices in the United States regarding NovoSeven®. The agreement involves a payment from Novo Nordisk of USD 25 million to the settling parties and Novo Nordisk Inc. (Novo Nordisk’s US affiliate) has entered into a five-year Corporate Integrity Agreement with the Office of the Inspector General of the U.S. Department of Health and Human Services. Under that agreement, Novo Nordisk Inc. will add additional reporting and other procedures to its compliance programme. Further, Novo Nordisk announced the settlement relating to an investigation initiated in 2005 into certain elements of the company’s US marketing and promotional practices for its insulin products. The settlement agreement involves a payment from Novo Nordisk of USD 1.75 million. In both cases, Novo Nordisk is not admitting to any wrongdoing as part of agreeing to settle the matter.

Financial calendar
27 October 2011	Financial statement for the first nine months of 2011
14 November 2011	30th anniversary celebration as listed company at NYSE
2 February 2012	Financial statement for 2011

Conference call details
On 4 August 2011 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2010 and Form 20-F, both filed with the SEC in February 2011, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of

Company Announcement no 46 / 2011	Page 11 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

–	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
–	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials
–	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
–	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook 2011’, ‘Research and development update’, ‘Equity’ and ‘Legal update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk Management’ on pp 43-45 of the Annual Report 2010 available on the company’s website novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement no 46 / 2011	Page 12 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Management statement

The Board of Directors and Executive Management have reviewed and approved the interim financial report of Novo Nordisk A/S for the first six months of 2011. The interim financial report has not been audited or reviewed by the company’s independent auditors.

The interim financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2010 of Novo Nordisk. Furthermore, the interim financial report and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the interim financial report is adequate. Furthermore, in our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 4 August 2011

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen
COS	COO	CSO

Board of Directors:

Sten Scheibye	Göran A Ando	Bruno Angelici
Chairman	Vice chairman

Henrik Gürtler	Ulrik Hjulmand-Lassen	Thomas Paul Koestler

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk	Jørgen Wedel

Company Announcement no 46 / 2011	Page 13 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Contacts for further information

Media:	Investors:
Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 4442 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Jannick Lindegaard
Tel: (+45) 4442 4765
jlis@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

In North America
Ken Inchausti	Lars Borup Jacobsen
Tel: (+1) 609 786 8316	Tel: (+45) 3075 3479
kiau@novonordisk.com	lbpj@novonordisk.com

Further information about Novo Nordisk is available on the company’s website novonordisk.com

Company Announcement no 46 / 2011	Page 14 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK
(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).

							% change
	2011		2010				Q2 2011 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2010

Sales	16,001	15,693	16,124	15,584	15,394	13,674	4%
Gross profit	12,902	12,576	13,039	12,648	12,425	10,984	4%
Gross margin	80.6%	80.1%	80.9%	81.2%	80.7%	80.3%

Sales and distribution costs	4,633	4,260	5,274	4,573	4,364	3,984	6%
Percent of sales	29.0%	27.1%	32.7%	29.3%	28.3%	29.1%
Research and development costs	2,323	2,290	2,735	2,302	2,434	2,131	(5%)
Percent of sales	14.5%	14.6%	17.0%	14.8%	15.8%	15.6%
Administrative expenses	778	756	850	759	745	711	4%
Percent of sales	4.9%	4.8%	5.3%	4.9%	4.8%	5.2%
Licence fees and other operating income (net)	97	148	164	110	159	224	(39%)

Operating profit	5,265	5,418	4,344	5,124	5,041	4,382	4%
Operating margin	32.9%	34.5%	26.9%	32.9%	32.7%	32.0%

Share of profit/(loss) in associated companies	0	0	1,031	(22)	(4)	65	(100%)
Financial income	270	84	140	31	146	65	85%
Financial expenses	167	212	810	477	575	195	(71%)
Profit before income taxes	5,368	5,290	4,705	4,656	4,608	4,317	16%

Net profit	4,134	4,073	3,946	3,585	3,548	3,324	17%

Depreciation, amortisation and impairment losses	825	605	684	607	595	581	39%
Capital expenditure	627	549	1,141	755	744	668	(16%)
Cash flow from operating activities	4,531	5,108	4,905	6,318	4,225	4,231	7%
Free cash flow	3,792	4,503	4,707	5,453	3,444	3,409	10%
Total assets	61,528	59,001	61,402	57,162	57,048	54,155	8%
Total equity	36,966	34,768	36,965	34,264	33,635	32,916	10%
Equity ratio	60.1%	58.9%	60.2%	59.9%	59.0%	60.8%

Full-time employees at the end of the period	31,549	30,867	30,014	29,515	29,364	29,154	7%

Basic earnings per share (in DKK)	7.26	7.13	6.87	6.21	6.07	5.66	20%
Diluted earnings per share (in DKK)	7.21	7.06	6.82	6.15	6.02	5.61	20%
Average number of shares outstanding (million)	569.1	571.6	572.7	577.6	584.0	587.6	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	573.8	576.7	577.5	582.3	588.9	593.0	(3%)

Sales by business segments:
Modern insulins (insulin analogues)	6,972	6,705	7,127	6,820	6,792	5,862	3%
Human insulins	2,642	2,655	2,992	2,963	3,099	2,773	(15%)
Victoza®	1,250	1,098	951	700	296	370	322%
Protein-related products	527	639	561	567	583	503	(10%)
Oral antidiabetic products (OAD)	653	711	666	736	704	645	(7%)
Diabetes care total	12,044	11,808	12,297	11,786	11,474	10,153	5%

NovoSeven®	2,140	2,032	1,996	1,965	2,155	1,914	(1%)
Norditropin®	1,180	1,252	1,242	1,233	1,245	1,083	(5%)
Hormone replacement therapy	513	492	482	517	450	443	14%
Other products	124	109	107	83	70	81	77%
Biopharmaceuticals total	3,957	3,885	3,827	3,798	3,920	3,521	1%

Sales by geographic regions:
North America	6,165	6,035	6,286	6,114	5,988	5,221	3%
Europe	4,847	4,595	4,886	4,675	4,671	4,432	4%
International Operations	2,415	2,203	2,160	2,127	2,213	1,835	9%
China	1,151	1,376	1,181	1,214	1,083	1,030	6%
Japan & Korea	1,423	1,484	1,611	1,454	1,439	1,156	(1%)

Segment operating profit:
Diabetes care	3,415	3,115	3,096	3,419	3,033	2,554	13%
Biopharmaceuticals	1,850	2,303	1,248	1,705	2,008	1,828	(8%)

Company Announcement no 46 / 2011	Page 15 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Income statement and Statement of comprehensive income

	H1	H1	Q2	Q2
DKK million	2011	2010	2011	2010

Income statement

Sales	31,694	29,068	16,001	15,394
Cost of goods sold	6,216	5,659	3,099	2,969

Gross profit	25,478	23,409	12,902	12,425

Sales and distribution costs	8,893	8,348	4,633	4,364
Research and development costs	4,613	4,565	2,323	2,434
Administrative expenses	1,534	1,456	778	745
Licence fees and other operating income (net)	245	383	97	159

Operating profit	10,683	9,423	5,265	5,041

Share of profit or loss of associated companies, net of tax	0	61	0	(4)
Financial income	354	211	270	146
Financial expenses	379	770	167	575

Profit before income taxes	10,658	8,925	5,368	4,608

Income taxes	2,451	2,053	1,234	1,060

NET PROFIT	8,207	6,872	4,134	3,548

Basic earnings per share (DKK)	14.39	11.73	7.26	6.07
Diluted earnings per share (DKK)	14.27	11.63	7.21	6.02

Segment Information

Segment sales:
Diabetes care	23,852	21,627	12,044	11,474
Biopharmaceuticals	7,842	7,441	3,957	3,920

Segment operating profit:
Diabetes care	6,530	5,587	3,415	3,033
Operating margin	27.4%	25.8%	28.4%	26.4%
Biopharmaceuticals	4,153	3,836	1,850	2,008
Operating margin	53.0%	51.6%	46.8%	51.2%

Total segment operating profit	10,683	9,423	5,265	5,041

Statement of comprehensive income

Net profit for the period	8,207	6,872	4,134	3,548
Other comprehensive income:
Deferred gains/(losses) on cash flow hedges arising during the period	896	(2,315)	(106)	(1,468)
Transfer of deferred gains/(losses) from previous year of cash flow hedges recognised in the Income statement as part of financial
income/(expenses)	496	(495)	144	(248)
Exchange rate adjustment of investments in subsidiaries	(212)	413	23	277
Share of other comprehensive income of associated comp., net of tax	0	8	0	6
Gains/(losses) on available-for-sale financial assets (equity investments)	3	5	(2)	0
Other	(57)	(12)	8	(33)
Tax on other comprehensive income, income/(expense)	(464)	851	(48)	580

Other comprehensive income for the period, net of tax	662	(1,545)	19	(886)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	8,869	5,327	4,153	2,662

Company Announcement no 46 / 2011	Page 16 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Balance sheet
DKK million	30 Jun 2011	31 Dec 2010

ASSETS

Intangible assets	1,479	1,458
Property, plant and equipment	20,175	20,507
Investments in associated companies	43	43
Deferred income tax assets	1,704	1,847
Other non-current financial assets	252	254

TOTAL NON-CURRENT ASSETS	23,653	24,109

Inventories	8,992	9,689
Trade receivables	9,437	8,500
Tax receivables	660	650
Other current assets	2,293	2,403
Marketable securities and financial derivatives	3,921	4,034
Cash at bank and in hand	12,572	12,017

TOTAL CURRENT ASSETS	37,875	37,293

TOTAL ASSETS	61,528	61,402

EQUITY AND LIABILITIES

Share capital	580	600
Treasury shares	(12)	(28)
Retained earnings	35,440	36,097
Other reserves	958	296

TOTAL EQUITY	36,966	36,965

Non-current debt	504	504
Deferred income tax liabilities	3,095	2,865
Retirement benefit obligations	564	569
Provisions for other liabilities	1,799	2,023

Total non-current liabilities	5,962	5,961

Current debt and financial instruments	885	1,720
Trade payables	2,662	2,906
Tax payables	2,229	1,252
Other current liabilities	7,373	7,954
Provisions for other liabilities	5,451	4,644

Total current liabilities	18,600	18,476

TOTAL LIABILITIES	24,562	24,437

TOTAL EQUITY AND LIABILITIES	61,528	61,402

Company Announcement no 46 / 2011	Page 17 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Statement of cash flows
DKK million	H1 2011	H1 2010

Net profit	8,207	6,872

Adjustment for non-cash items:
Income taxes	2,451	2,053
Depreciation, amortisation and impairment losses	1,430	1,176
Interest income and interest expenses	(37)	76
Other adjustment	(101)	1,416
Income taxes paid	(1,584)	(1,782)
Interest received	154	142
Interest paid	(22)	(199)

Cash flow before change in working capital	10,498	9,754

(Increase)/decrease in trade receivables and other current assets	(827)	(2,075)
(Increase)/decrease in inventories	697	(30)
Increase/(decrease) in trade payables and other current liabilities	(825)	728
Exchange rate adjustment	96	79

Cash flow from operating activities	9,639	8,456

Purchase of intangible assets and non-current financial assets	(168)	(191)
Proceeds from sale of property, plant and equipment	-	2
Purchase of property, plant and equipment	(1,176)	(1,414)
Net change in marketable securities (maturity exceeding three months)	1,019	500
Dividend received	-	-

Cash flow from investing activities	(325)	(1,103)

Repayment of non-current debt	-	-
Purchase of treasury shares	(3,330)	(3,464)
Proceeds from sale of treasury shares	57	314
Dividends paid to the Company´s owners	(5,700)	(4,400)

Cash flow from financing activities	(8,973)	(7,550)

NET CASH FLOW	341	(197)

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	(36)	80

Net change in cash and cash equivalents	305	(117)

Cash and cash equivalents at the beginning of the period	11,960	11,034

Cash and cash equivalents at the end of the period	12,265	10,917

Additional information:
Cash and cash equivalents at the end of the period	12,265	10,917
Bonds with original term to maturity exceeding three months	2,908	522
Undrawn committed credit facilities	4,475	4,469

FINANCIAL RESOURCES AT THE END OF THE PERIOD	19,648	15,908

Cash flow from operating activities	9,639	8,456
+ Cash flow from investing activities	(325)	(1,103)
Net change in marketable securities	(1,019)	(500)

FREE CASH FLOW	8,295	6,853

Company Announcement no 46 / 2011	Page 18 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Statement of changes in equity
					Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust ments	Deferred gain/ loss on cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

H1 2011

Balance at the beginning of the period	600	(28)	36,097	571	(672)	397	296	36,965
Profit for the period			8,207					8,207
Other comprehensive income for the period, net of tax				(212)	1,392	(518)	662	662

Total comprehensive income for the period	600	(28)	44,304	359	720	(121)	958	45,834

Transactions with owners, recognised directly in equity:
Dividends			(5,700)					(5,700)
Share-based payment			105					105
Reduction of the B share capital	(20)	20						-
Purchase of treasury shares		(5)	(3,325)					(3,330)
Sale of treasury shares		1	56					57

Balance at the end of the period	580	(12)	35,440	359	720	(121)	958	36,966

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust ments	Deferred gain/ loss on cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

H1 2010

Balance at the beginning of the period	620	(32)	34,435	271	393	47	711	35,734
Profit for the period			6,872					6,872
Other comprehensive income for the period, net of tax				413	(2,810)	852	(1,545)	(1,545)

Total comprehensive income for the period	620	(32)	41,307	684	(2,417)	899	(834)	41,061

Transactions with owners, recognised directly in equity:
Dividends			(4,400)					(4,400)
Share-based payment			124					124
Reduction of the B share capital	(20)	20						-
Purchase of treasury shares		(8)	(3,456)					(3,464)
Sale of treasury shares		2	312					314

Balance at the end of the period	600	(18)	33,887	684	(2,417)	899	(834)	33,635

Company Announcement no 46 / 2011	Page 19 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Quarterly numbers in EUR / supplementary information
(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding). Key figures are translated into EUR as supplementary information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items.
The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

							% change
	2011		2010				Q2 2011 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2010

Sales	2,146	2,105	2,163	2,092	2,069	1,837	4%

Gross profit	1,730	1,687	1,750	1,698	1,669	1,476	4%
Gross margin	80.6%	80.1%	80.9%	81.2%	80.7%	80.3%

Sales and distribution costs	620	572	707	614	587	535	6%
Percent of sales	29.0%	27.1%	32.7%	29.3%	28.3%	29.1%
Research and development costs	312	307	367	309	327	286	(5%)
Percent of sales	14.5%	14.6%	17.0%	14.8%	15.8%	15.6%
Administrative expenses	105	101	114	103	99	96	4%
Percent of sales	4.9%	4.8%	5.3%	4.9%	4.8%	5.2%
Licence fees and other operating income (net)	13	20	21	16	21	30	(39%)

Operating profit	706	727	583	688	677	589	4%
Operating margin	32.9%	34.5%	26.9%	32.9%	32.7%	32.0%

Share of profit/(loss) in associated companies	0	0	139	(3)	(1)	9	(100%)
Financial income	36	11	17	5	19	9	85%
Financial expenses	23	28	109	64	76	27	(71%)
Profit before income taxes	719	710	630	626	619	580	16%

Net profit	555	546	529	482	476	447	17%
Depreciation, amortisation and impairment losses	111	81	92	81	80	78	39%
Capital expenditure	84	74	153	101	100	90	(16%)
Cash flow from operating activities	608	685	658	848	568	568	7%
Free cash flow	509	604	631	732	463	458	10%
Total assets	8,249	7,912	8,237	7,671	7,659	7,274	8%
Total equity	4,956	4,663	4,959	4,598	4,515	4,421	10%
Equity ratio	60.1%	58.9%	60.2%	59.9%	59.0%	60.8%

Full-time employees at the end of the period	31,549	30,867	30,014	29,515	29,364	29,154	7%

Basic earnings per share (in EUR)	0.97	0.96	0.92	0.83	0.82	0.76	20%
Diluted earnings per share (in EUR)	0.96	0.95	0.91	0.83	0.81	0.75	20%
Average number of shares outstanding (million)	569.1	571.6	572.7	577.6	584.0	587.6	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	573.8	576.7	577.5	582.3	588.9	593.0	(3%)

Sales by business segments:
Modern insulins (insulin analogues)	935	899	955	917	913	787	3%
Human insulins	354	356	400	398	418	372	(15%)
Victoza®	168	147	128	94	39	50	322%
Protein-related products	70	86	75	76	78	68	(10%)
Oral antidiabetic products (OAD)	88	95	90	98	94	87	(7%)
Diabetes care total	1,615	1,583	1,648	1,583	1,542	1,364	5%

NovoSeven®	287	273	267	264	290	257	(1%)
Norditropin®	158	168	167	165	168	145	(5%)
Hormone replacement therapy	69	66	65	69	60	60	14%
Other products	17	15	16	11	9	11	77%
Biopharmaceuticals total	531	522	515	509	527	473	1%

Sales by geographic regions:
North America	827	809	843	821	804	702	3%
Europe	651	616	655	628	628	595	4%
International Operations	323	296	290	285	297	247	9%
China	154	185	159	163	146	138	6%
Japan & Korea	191	199	216	195	194	155	(1%)

Segment operating profit:
Diabetes care	458	418	415	459	408	343	13%
Biopharmaceuticals	248	309	168	229	269	246	(8%)

Company Announcement no 46 / 2011	Page 20 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 7: Key currencies assumptions / supplementary information
DKK per	2010 average	Exchange rates as of	YTD 2011 average	Current exchange
100	exchange rates	30 June 2011	exchange rates as of	rate as of 29 July
			29 July 2011	2011

USD	562	516	531	522
JPY	6.42	6.42	6.50	6.74
CNY	83	80	81	80
GBP	869	826	857	852

Company Announcement no 46 / 2011	Page 21 of 21
Interim financial report for the period 1 January 2011 to 30 June 2011

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: AUGUST 4, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer